UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 26, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amylin Pharmaceuticals, LLC

File No. 000-19700- CF# 28891
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Amylin Pharmaceuticals, LLC submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to Forms 10-K filed on March 27, 2000 and February 26, 2007.

Based on representations by Amylin Pharmaceuticals, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.40 to Form 10-K filed February 26, 2007   through December 31, 2015
Exhibit 10.47 to Form 10-K filed March 27, 2000   through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Barros
Special Counsel